Globoforce Group plc

144 Turnpike Road, Suite 310

Southborough, MA 01772

March 20, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F. Street N.E.

Washington, DC 20549

Attention: Edwin Kim

Re:	Globoforce Group plc/Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (File No. 333-192234)

and Registration Statement on Form 8-A (File No. 001-36358)

Ladies and Gentlemen:

Globoforce Group plc (the “Company”), hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”) that the Company’s Registration Statement on Form S-1 (File No. 333-192234), initially filed with the Securities and Exchange Commission (“SEC”) on November 8, 2013, as thereafter amended, together with all exhibits and amendments thereto (“Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the SEC.

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the SEC consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

In addition, the Company hereby applies for the withdrawal of its registration statement on Form 8-A (File No. 001-36358), which was filed with the SEC on March 18, 2014 (“Form 8-A”) in accordance with Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rule 12d1-2 under the Exchange Act, the Form 8-A has not become effective.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement and Form 8-A (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Joseph C. Theis, Jr., Esq. of Goodwin Procter LLP, via email at jtheis@goodwinprocter.com or via facsimile at (617) 801-8864. It is our understanding that this application for withdrawal of the Registration Statement and Form 8-A will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact our attorney Joseph C. Theis, Jr., Esq. at (617) 570-1928. Thank you for your assistance.

Very truly yours,

Globoforce Group plc

/s/ Stephen Cromwell

Stephen Cromwell

Chief Financial Officer

Enclosures

cc:	Eric Mosley, Globoforce Group plc

William J. Schnoor, Jr., Esq., Goodwin Procter LLP

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Jorge del Calvo, Esq., Pillsbury Winthrop Shaw Pittman LLP

Davina K. Kaile, Esq., Pillsbury Winthrop Shaw Pittman LLP